Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 21, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re:	Supplemental Immediate Report - Publication of final recommendations by Israeli inter-ministerial team to examine the policy of deploying ultra-wide stationary infrastructure in Israel

Bezeq hereby supplements the following reports that it has filed in the past:

●	Immediate Report dated November 6, 2019 (Ref. No. 2019-01-108475) regarding the publication for public comments of the Israeli government inter-ministerial team’s recommendations for the review of ultra-broadband infrastructure deployment policy in Israel;

●	Immediate Report dated June 15, 2020 (Ref. No. 2020- 01-053446) regarding the Israeli government inter-ministerial team’s recommendations on the matter of the Hot Group; and

●	Section 2.7.2 of the chapter describing Bezeq’s business in Bezeq’s 2019 annual report.

On July 20, 2020, Bezeq received a report (dated July 15, 2020) by the foregoing Israeli government inter-ministerial team that contains the team’s final recommendations. It should also be noted that on the same day, the Israeli Minister of Communications also notified Bezeq that he had decided to adopt the inter-ministerial team’s recommendations, with several changes as detailed below:

A.	Bezeq will be able to select the statistical areas in which it will deploy and operate an ultra-broadband network for all households located there (“Deployment Areas”). Notice of the selected statistical areas will be given to the Ministry of Communications (the “Ministry”), and Bezeq’s obligation to complete the deployment in these areas within five years will be enshrined in law. The milestones for completing the deployment obligation, and the minimum time periods for connecting customers in the Deployment Areas, will be determined in its license. If Bezeq does not notify the Ministry of the Deployment Areas, and an updated deployment obligation for an ultra-broadband network is not determined in its license, the set of regulatory obligations that currently apply to Bezeq and the other licensees would not change.

B.	Hot Telecom will not be required to deploy an ultra-broadband network that does not use its existing access network. Alongside the aforesaid, there will be no change to Hot Telecom’s existing universal deployment obligation in respect of services provided on the basis of its coaxial cable network. Should Hot Telecom choose to provide advanced services in addition to its coaxial cable network, it will be possible to consider changes to the existing deployment obligation. In any case, the provision of advanced services is subject to the presentation of a deployment plan that includes engineering and economic implications to the Ministry and the approval thereof.

C.	In order to encourage the deployment of an ultra-broadband network in the statistical areas in which Bezeq announced that it will not deploy an ultra-broadband network (the “Incentive Zones”), a fund will be established that will provide financial incentives for the deployment of an ultra-broadband network to all households located there (the “Universal Fund” or the “Fund”). The Fund will allocate funds through competitive procedures aimed at allocating the Fund’s resources efficiently over the years of the Fund’s activity, with the main criterion for eligibility being the ratio between the number of households deployed at and the amount allocated.

D.	The Universal Fund will be financed through annual payments of licensees (including Bezeq) under the Communications Law (Telecom and Broadcasting) 5742-1982 (the “Law” or the “Communications Law”) whose main activity is data transmission services (“Infrastructurally-Inclined Licensees”), as well as corporations affiliated with the Infrastructurally-Inclined Licensees that provide communications services, inter alia as part of a package of services that includes the telecom service of the Infrastructurally-Inclined Licensees. The rate of payment to the Fund will be 0.5% of the annual income of these entities.

E.	In order to encourage Bezeq to commit to extensive deployment and reduce the Incentive Zones, and in order to reduce the costs of deployment in the Incentive Zones, and allow others to compete despite the lack of multiple infrastructures, the government inter-ministerial team recommends to:

1.	Set limitations to Bezeq’s deployment in the Incentive Zones.

2.	Determine that Bezeq will not be able to compete in the competitive procedures for the allocation of funds from the Universal Fund.

3.	Determine the cost of using Bezeq’s physical infrastructure in the Incentive Zones based on a different calculation method than the one stipulated in the wholesale market regulation so that it will be significantly lower.

4.	Determine that the winners of the competitive procedure for deployment in the Incentive Zones will be required to provide a BSA service on an ultra-broadband network to be deployed in that area to other licensees.

F.	At the end of three years from the beginning of the Fund’s activity, an inter-ministerial committee will examine the rate of deployment in the Incentive Zones, the efficiency of the competitive procedure, and the cost of financing the deployment. In order to examine the need for changes in the competitive procedure and for additional dates for examination, a recommendation will be formulated regarding the Fund’s continued activities.

Also included in the inter-ministerial committee report’s recommendations regarding Hot was a recommendation to allow Hot to use the BSA service over another’s ultra-broadband network. However, in order to ensure that the use is made as a complementary, rather than alternative, means of upgrading the network by Hot Telecom, the use will be possible upon presentation of an engineering plan for upgrading Hot Telecom’s network and approval by the Ministry, which will ensure that Hot Telecom will start providing ultra-broadband service independently.

The Minister of Communications has decided to adopt the Ministry staff’s recommendations concerning a number of changes to the inter-ministerial committee report, the main ones being:

-	The first allocation of funds from the Universal Fund will be made as early as 2021 (instead of 2022)

-	In the first three years of the Universal Fund’s activity, it will be possible to give weight to various criteria (proximity to border, economic, security and social resilience of the region and reducing gaps between the center and the periphery) in the volume of about 10% of the households deployed in Incentive Zones per year.

-	If Hot Telecom chooses to deploy an ultra-broadband network that is not based on its existing access infrastructure, a minimum deployment obligation of 30% must be imposed on it, as well as an obligation to meet a periphery-to-center deployment ratio of 1:1.

-	If Hot Telecom wins a competitive procedure in an Incentive Zone, the households that will be granted access for connection to an advanced network in that area will not be counted for the purpose of examining Hot Telecom’s compliance with the deployment obligations set forth in its license.

-	The communications regulations will be amended in a way that will allow Hot Telecom to use the BSA service on Bezeq’s network only after Hot Telecom presents an engineering plan to upgrade the network approved by the Ministry.

Listed below are the links to the report and to the decision of the Minister of Communications on the Ministry’s website.

https://www.gov.il/BlobFolder/reports/20072020_2/he/Report_Communication_infrastructure_deployment_policy.pdf

https://www.gov.il/BlobFolder/reports/20072020_2/he/Communication_infrastructure_deployment_policy_ministers_reference.pdf

Bezeq is studying the report and the decision of the Minister of Communications.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

3